SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2007

TELEMIG CELULAR PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

TELEMIG CELLULAR HOLDING COMPANY
(Translation of Registrant's name into English)

Rua Levindo Lopes, 258 - Funcionários
Cep: 30.140-170 - Belo Horizonte (MG) - Brazil

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

André Machado Mastrobuono
CEO, CFO and Head of Investor Relations

Ricardo Antunes Agostini
Finance Executive Director

Renata Pantoja
Investor Relations Manager
Phone: +55 31 9933-3535

TELEMIG CELULAR PARTICIPAÇÕES S.A.

REPORTS THIRD QUARTER 2007 RESULTS

- EBITDA of R$112.4 million or 34.8% of net service revenues in the 3Q07
- Net income of R$38.2 million in the quarter
- Net addition of 70,037 clients in the period
- Increase in postpaid base, emphasizing the reversal of the downward trend observed since the 1Q06
- Highest prepaid ARPU since the 3Q04

- Market share in the Triângulo Mineiro region estimated at 19.5%

Belo Horizonte, Brazil, November 7, 2007 – Telemig Celular Participações S.A. (BOVESPA: TMCP3 (Common)/TMCP4 (Preferred); NYSE: TMB), the holding company of the wireless telecommunications service provider in the State of Minas Gerais, today announced its results for the third quarter of 2007. The Company’s net additions in the quarter reached 70,037 clients , increasing its client base to 3,615,397. EBITDA totaled R$112.4 million in the 3Q07, representing 34.8% of net service revenues. Year-to-date EBITDA reached at R$361.5 million, representing 38.4% of net service revenues. When compared to the same period of previous year, the Company registered an increase of 33.9% in the year-to-date EBITDA and 3.7 p.p. in EBITDA margin.

Operating Highlights:

Client base reached 3,615,397 in the quarter

The Company’s client base reached 3,615,397 in the third quarter of 2007, representing an increase of 191,420 clients when compared to the same quarter of the previous year. Net additions amounted to 70,037 in the quarter. Year-to-date client base increased 5.2%.

Net additions in the prepaid segment, during the 3Q07, amounted to 65,016, bringing the total prepaid base to 2,833,724, or 78% of the total base. The postpaid base increased by 5,021 clients, emphasizing the reversal of the downward trend observed since the 1Q06. The postpaid segment ended the quarter with 781,673 clients, or 22% of the total base.

www.telemigholding.com.br - 1/12

CLIENT BASE (000s)

Churn rate

In the third quarter of the year, blended annualized churn rate decreased by 4.4 percentage points, reaching 35.7% against the 40.1% registered in the previous quarter, mainly due to the decrease of the prepaid churn rate. When compared to the same quarter of the previous year, blended annualized churn rate decreased by 1.1 percentage point, due to the reduction of the postpaid churn rate.

Annualized churn rate for the postpaid segment decreased by 3.0 percentage points when compared to the 2Q07, reaching 18.9%, due to the initiatives for retention of high value clients. Despite the increasingly competitive environment, the Company registered the lowest postpaid churn rate since the 1Q06. When compared to the third quarter of 2006, annualized postpaid churn rate decreased by 2.9 percentage points, due to the establishment of stricter rules for acquiring new clients, focused on credit analysis.

In the 3Q07, annualized prepaid churn rate decreased by 5.0 percentage points, reaching 40.3% versus 45.3% registered in the 2Q07. This reduction reflects the actions for acquisition and retention of high value clients. When compared to the 3Q06, prepaid churn rate decreased by 1.2 percentage point due to the client retention strategy.

CHURN RATE (annualized)

www.telemigholding.com.br - 2/12

Operating revenues

Net service revenues totaled R$323.3 million in the quarter, R$4.4 million higher than the previous quarter, primarily resulting from the 4.7% increase in total traffic (2.5% in incoming and 6.8% in outgoing traffics), as a consequence of seasonal factors.

When compared to the 3Q06, the first quarter with the adoption of the full billing, net service revenues increased by R$38.1 million or 13.4%, mainly due to the growth of a better quality client base and return of campaigns to stimulate use of cellular phones.

Data revenues totaled R$21.2 million in the 3Q07, representing an increase of R$1.0 million compared to the R$20.1 million recorded in the 2Q07 and a slight reduction when compared to the R$21.7 million posted in the 3Q06.

Net equipment revenues totaled R$19.5 million in the 3Q07, R$3.0 million lower than the R$22.5 million recorded in the 2Q07 due to lower number of handsets sold in the new acquisitions during the quarter. When compared to the same quarter of the previous year, net equipment revenues decreased by R$1.8 million.

Handset subsidies for client acquisitions totaled R$8.6 million or R$22.1 per gross addition, practically in line with the R$8.8 million or R$21.9 per gross addition recorded in the 2Q07. When compared to the 3Q06, handset subsidies for client acquisitions decreased by R$1.0 million as a result of the commercial strategy to reduce handset subsidies.

As a result, total net revenues in the 3Q07 reached R$342.8 million, 0.4% up on the previous quarter and R$36.3 million or 11.8% higher than the 3Q06.

Operating costs and expenses

Cost of services totaled R$107.0 million in the third quarter of 2007, 5.3% and 4.5% higher than the 2Q07 and 3Q06, respectively. This increase is mainly due to the reversal of provisions for infrastructure contracts registered in the 2Q07.

Selling and marketing expenses totaled R$68.5 million in the 3Q07, 20.0% higher than the R$57.1 million recorded in the 2Q07 and 3Q06. This increase is a result of higher expenses related to client retention subsidies and adjustment of inventories to market value.

Customer acquisition cost reached R$127 in the 3Q07 versus R$120 in the 2Q07, as a consequence of higher expenses related to acquisition campaigns to face the increasingly competition. When compared to the third quarter of 2006, customer acquisition cost decreased by R$8 as a result of more rational acquisition campaigns with lower subsidies and a more effective commissioning policy.

Retention costs reached R$69.1 million in the 3Q07, higher than the R$50.5 million registered in the 2Q07 due to higher expenses related to discounts and relationship programs. When compared to the 3Q06, retention costs in the quarter increased by R$24.9 million due to greater efforts to retain the best and most profitable clients in the base.

General and administrative expenses totaled R$27.4 million in the 3Q07, a 42.8% increase compared to the R$19.2 million recorded in the previous quarter. This growth was mainly due to higher administrative consulting services, contingencies and personnel expenses. When compared to the 3Q06, general and administrative expenses increased by R$6.1 million in the quarter, also due to administrative consulting services, contingencies and personnel expenses.

www.telemigholding.com.br - 3/12

Other operating revenues reached R$6.8 million and are related to recognition of tax credits (mainly PIS/Cofins).

Bad debt provisions totaled R$6.2 million in the 3Q07, 6.1% lower than the R$6.6 million registered in the previous quarter. This reduction is a result of better performance of the collection actions. When compared to the 3Q06, bad debt provisions were significantly reduced by 12.5%, due to the introduction of stricter rules governing the client acquisition process, focused on credit analysis and new collection actions. As a percentage of net service revenues, bad debt provisions reached 1.9%, versus 2.1% in the 2Q07 and 2.5% in the 3Q06. As a percentage of total net revenues, bad debt provisions reached 1.8% in the 3Q07.

BAD DEBT PROVISIONS (R$ million)

Average Revenue Per User (ARPU)

Postpaid MOU (minutes of use) totaled 202 in the 3Q07, 2.5% higher than the 197 minutes posted in the previous quarter, due to period seasonality. When compared to the 3Q06, postpaid MOU increased by 6.4% as a consequence of a better quality client base and campaigns to stimulate use of cellular phones.

Postpaid ARPU reached R$79.7 in the 3Q07, basically in line with the R$80.3 recorded in the 2Q07. When compared to the third quarter of 2006, postpaid ARPU in the 3Q07 registered a 9.7% increase due to a better quality client base and campaigns to stimulate use of cellular phones.

In the third quarter of 2007, minutes of use in the prepaid segment reached 36, higher than the 34 and 31 registered in the 2Q07 and 3Q06, respectively. This increase is a result of a better quality client base and campaigns to stimulate the use and recharge of prepaid credits.

Prepaid ARPU reached R$15.1 in the 3Q07, higher than the R$14.7 and R$12.3 recorded in the 2Q07 and the 3Q06, respectively. This growth is due to a better quality client base and campaigns to stimulate the use and recharge of prepaid credits.

As a result, total blended MOU reached 72 minutes in the 3Q07, higher than the 70 and

69 recorded in the 2Q07 and 3Q06, respectively. Blended ARPU totaled R$29.1 in the quarter, in line with the previous quarter and R$ 2.5 higher than the R$26.6 recorded in the 3Q06.

www.telemigholding.com.br - 4/12

ARPU (R$)

Estimated market share of 29.3% in the quarter

Total market share was estimated at 29.3% in the third quarter, versus 30.4% in the 2Q07. Excluding the Triângulo Mineiro region, market share was estimated at 30.3%, compared to 31.6% in the previous quarter. For the Triângulo Mineiro region, where the company was the fourth player to enter in the market, the market share is still growing and was estimated at 19.5%, higher than the 19.1% estimated in the previous quarter. In a year-to-date basis, the company reduced its market share in 2.3 p.p., less than a half of the reduction registered in the same period of the previous year, reflecting the successful change in company strategy.

Total gross sales share in the 3Q07 was estimated at 27.2%, lower than the 31.5% registered in the previous quarter. Excluding the Triângulo Mineiro region, gross sales share was estimated at 26.8%, compared to 31.2% in the 2Q07. For the Triângulo Mineiro region, gross sales share was estimated at 31.8%, against 32.1% in the 2Q07.

EBITDA margin of 34.8% of net service revenues in the 3Q07

EBITDA and EBITDA margin (excluding handset revenues) totaled R$112.4 million and 34.8%, respectively, in the 3Q07, compared to R$127.8 million and 40.1% in the previous quarter. When compared to the 3Q06, EBITDA and EBITDA margin increased by R$21.1 million and 2.8 percentage points, respectively.

EBITDA (R$ million)

www.telemigholding.com.br - 5/12

Depreciation and amortization

Depreciation and amortization expenses totaled R$49.7 million in the 3Q07, slightly lower than the R$50.1 million registered in the 2Q07 and higher than the R$41.2 million recorded in the 3Q06, reflecting site activations and acceptance.

Net financial result of R$7.6 million

	R$ million
	2Q07	3Q07
Interest Expense (a)	(22.0)	(19.5)
Interest Income (b)	20.2	19.8
Foreign Exchange Gain (Loss) (c)	10.2	7.3
Net Financial Income (Expense)	8.4	7.6

Note: a) Interest expense: includes financial expenses related to debt, losses on hedging operations (if any), taxes on gains with hedge operations and revenues from interest on own capital (if any); b) Interest income: includes results of cash investing activities, clients’ interest and gains on hedging operations (if any); and, c) Foreign exchange gain (loss): almost exclusively reflects currency devaluation changes on debt principal and interest payable.

DETAILED FINANCIAL INCOME INFORMATION

	R$ milion
	2Q07	3Q07
Expense related to debt denominated in foreign currency	6.3	3.5
Gain (loss) on hedging operations	(14.7)	(11.6)
Financial expense (debt related)	(8.4)	(8.1)
Other net financial operating revenues (expenses)	1.2	(0.3)
Sub-total	(7.2)	(8.4)
Interest income – cash investing activities	15.6	16.0
Net Financial Income (Expense)	8.4	7.6

Net income of R$38.2 million in the quarter

Net income in the 3Q07 totaled R$38.2 million, or R$2.108 per ADS (R$1.054 per share). Net income was 20.0% lower than the previous quarter and 8.1% higher than the 3Q06.

Total debt of R$228.8 million

As of September 30, 2007, the Company’s total debt amounted to R$228.8 million, of which R$147.1 million related to long-term debt and R$81.7 million referring to accounts payable from hedging operations. Long-term debt (R$147.1 million) was entirely denominated in US Dollars and hedged.

www.telemigholding.com.br - 6/12

Negative net debt of R$416.7 million

As of September 30, 2007, the Company’s total debt was offset by cash (cash equivalents and short-term investments) in the amount of R$645.5 million, resulting in a negative net debt of R$416.7 million.

NET DEBT (R$ million)

Investments totaled R$39.9 million in the quarter

During the third quarter of 2007, Telemig Celular’s capital expenditures reached R$39.9 million. The breakdown of such investments is as follows:

CAPEX BREAKDOWN

CAPEX (R$ million)	3Q06	4Q06	1Q07	2Q07	3Q07
Network	71.1	103.8	4.4	10.0	23.2
IS/IT	5.9	12.7	4.0	7.1	9.7
Others	3.9	14.0	3.1	6.2	7.0
T O T A L	80.9	130.5	11.5	23.3	39.9

Debt payment schedule

Year	R$ million	% denominated in US dollar
2008	-	-
2009	147.1	100.0%

www.telemigholding.com.br - 7/12

Sound financial ratios

Ratios	3Q06	4Q06	1Q07	2Q07	3Q07
Net Debt/EBITDA (1)	(0.85)	(0.90)	(0.97)	(0.83)	(0.95)
Net Debt/Total Assets	(17%)	(16%)	(19%)	(18%)	(20%)
Interest Coverage Ratio (1)	14.7	17.5	13.4	21.3	27.5
Current Liquidity Ratio	2.6	1.5	2.4	3.2	3.2

(1) Last twelve months

****************

For further information, please contact:

Telemig Celular Participações S.A.

Investor Relations Department

André Mastrobuono / Ricardo Agostini / Renata Pantoja / Carolina Anastasia

Phone: (+55 31) 9933-3535

E-mail: ri@telepart.com.br

This press release contains forward-looking statements. Such statements are not statements of historical fact, and reflect the beliefs and expectations of the Company's management. The words "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "predicts," "projects" and "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Accordingly, the actual results of operations of the Company may be different from the Company's current expectations, and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments.

www.telemigholding.com.br - 8/12

OPERATIONAL DATA

	2006		2007				Var. % (3Q07/2Q07)

	3rd Quarter	4th Quarter	1st Quarter	2nd Quarter	3rd Quarter	YTD

Licensed Pops (in millions)	19.5	19.5	19.5	19.5	19.5	19.5	0.0%

Clients	3,423,977	3,435,562	3,495,940	3,545,360	3,615,397	3,615,397	2.0%
Postpaid	804,911	798,180	779,155	776,652	781,673	781,673	0.6%
Prepaid	2,619,066	2,637,382	2,716,785	2,768,708	2,833,724	2,833,724	2.3%

MOU Incoming
Postpaid	73	75	72	75	77	74	1.8%
Prepaid	21	22	21	22	23	22	1.0%
MOU Outgoing
Postpaid	117	122	116	122	126	121	3.0%
Prepaid	10	12	13	12	14	13	15.6%

Total Outgoing Traffic (Million of Minutes)	362.3	385.8	372.9	380.6	406.6	1160.0	6.8%
Total Incoming Traffic (Million of Minutes)	339.9	353.2	342.0	360.6	369.6	1072.3	2.5%

Average Revenue per User - ARPU (R$)	26.6	29.0	27.6	29.2	29.1	28.7	-0.1%
Postpaid	72.6	79.7	76.8	80.3	79.7	78.9	-0.8%
Prepaid	12.3	13.5	13.2	14.7	15.1	14.3	2.8%

Service Revenues (R$ millions)
Monthly Fee	48,217	50,555	50,993	50,676	51,988	153,658	2.6%
Outgoing Traffic	97,722	107,349	100,563	113,257	111,376	325,196	-1.7%
Incoming Traffic	126,540	139,117	136,371	144,167	149,350	429,888	3.6%
Other	12,703	12,232	11,825	10,777	10,548	33,151	-2.1%

TOTAL	285,181	309,253	299,753	318,877	323,263	941,893	1.4%

Data Revenues (% of net serv. revenues)	7.6%	7.1%	6.6%	6.3%	6.6%	6.5%	+0.3 p.p.

Cost of Services (R$ millions)
Leased lines	18,100	14,177	14,021	13,870	14,216	42,107	2.5%
Interconnection	52,528	56,113	49,362	52,585	53,566	155,513	1.9%
Rent and network maintenance	14,853	18,334	19,188	17,698	20,484	57,369	15.7%
FISTEL and other taxes	13,776	13,783	15,538	15,091	15,797	46,426	4.7%
Other	3,092	216	1,160	2,348	2,900	6,408	23.5%

TOTAL	102,349	102,624	99,269	101,592	106,962	307,823	5.3%

Churn - Annualized Rate	36.8%	54.1%	29.5%	40.1%	35.7%	35.1%	- 4.4 p.p.
Postpaid	21.8%	24.2%	22.1%	21.9%	18.9%	21.0%	- 3,0 p.p.
Prepaid	41.5%	63.3%	31.6%	45.3%	40.3%	39.2%	- 5,0 p.p.

Cost of Acquisition (R$)	135	129	124	120	127	123	6.4%
Retention Costs (% of net serv. revenues)	15.5%	13.8%	15.2%	15.8%	21.4%	17.5%	5,6 p.p.
CAPEX (R$ millions)	80.9	130.5	11.5	23.3	39.9	74.6	71.1%

Number of locations served	562	587	590	592	593	593	0.2%
Number of cell sites	1741	1822	1818	1819	1829	1829	0.5%
Number of switches	18	18	18	18	18	18	0.0%

Headcount	2,328	2,388	2,738	2,743	2,864	2,864	4.4%
Estimated Market Share
Total	32.7%	31.6%	31.1%	30.4%	29.3%	30.4%	-1,1 p.p
Minas Market - excluding Triângulo
	34.4%	33.1%	32.4%	31.6%	30.3%	31.6%
Mineiro region							-1,3 p.p
Triângulo Mineiro region	16.4%	17.3%	18.1%	19.1%	19.5%	19.1%	0.4 p.p

www.telemigholding.com.br - 9/12

INCOME STATEMENT (BR GAAP)

							(in R$ 000)

	2006			2007			Var. % (3Q07/2Q07)

	3rd Quarter	4th Quarter	1st Quarter	2nd Quarter	3rd Quarter	YTD

Service Revenues - GROSS	442,173	486,890	478,131	486,594	521,918	1,486,643	7.3%
Equipment Revenues - GROSS	25,229	36,430	20,290	26,544	22,624	69,458	-14.8%

Total Revenues - GROSS	467,402	523,320	498,421	513,138	544,542	1,556,101	6.1%
Taxes	(160,931)	(182,738)	(181,680)	(171,742)	(201,790)	(555,212)	17.5%

Service Revenues - NET	285,181	309,253	299,753	318,877	323,263	941,893	1.4%
Equipment Revenues - NET	21,290	31,329	16,988	22,519	19,489	58,996	-13.5%

Total Revenues - NET	306,471	340,582	316,741	341,396	342,752	1,000,889	0.4%

Cost of Services	102,349	102,624	99,269	101,592	106,962	307,823	5.3%
Cost of Equipment	30,873	50,593	23,981	31,319	28,078	83,378	-10.3%
Selling & Marketing Expenses	57,096	65,050	45,089	57,136	68,539	170,764	20.0%
Bad Debt Expense	7,044	9,383	10,504	6,626	6,162	23,292	-7.0%
General & Administrative Expenses	21,296	34,145	20,220	19,217	27,439	66,876	42.8%
Other operating expenses (income)	(3,474)	82	(3,557)	(2,342)	(6,803)	(12,702)	190.5%

EBITDA	91,287	78,705	121,235	127,848	112,375	361,458	-12.1%
%	32.0%	25.5%	40.4%	40.1%	34.8%	38.4%	-5,3 p.p.

Depreciation & Amortization	41,229	47,689	50,633	50,082	49,670	150,385	-0.8%
Interest Expense (1)	11,987	16,180	18,685	22,048	19,479	60,212	-11.7%
Interest Income	(20,411)	(22,125)	(20,298)	(20,217)	(19,838)	(60,353)	-1.9%
Foreign Exchange Loss (Gain)	938	(3,217)	(7,102)	(10,175)	(7,280)	(24,557)	-28.5%
Others	3,957	4,232	3,735	3,239	3,074	10,048	-5.1%
Income Taxes	12,546	4,083	25,498	26,643	22,293	74,434	-16.3%
Minority Interests	5,727	3,846	7,497	8,504	6,814	22,815	-19.9%

Net Income	35,314	28,017	42,587	47,724	38,163	128,474	-20.0%

Number of shares (thousand)	357,706,556	357,706,556	357,706,556	362,070,615	36,207,061	36,207,061	n/a
Earnings per thousands shares (R$)	0.099	0.078	0.119	0.132	1.054	3.548	n/a
Earnings per ADS (R$)	1.974	1.566	2.381	2.636	2.108	7.097	n/a

(1) Interest paid: 3Q06 - R$8,806 thousand; 4Q06 - R$0 thousand; 1Q07 - R$8,576 thousand; 2Q07 - R$0 thousand; and, 3Q07 - R$7,448 thousand.
* 3Q07 and YTD 2007: number of shares.
** 3Q07 and YTD 2007: earnings per share (R$).
N/A - share grouping

www.telemigholding.com.br - 10/12

BALANCE SHEET (BR GAAP)

					(in R$ 000)

	3Q07	2Q07		3Q07	2Q07

Current Assets			Current Liabilities
Cash & cash equivalents	30,927	39,630	Loans & Financing	(0)	0
Tempory Cash Investments	614,566	532,353	Loan Interest	2,452	6,421
Accounts Receivable	207,899	192,348	Suppliers	211,601	174,016
Taxes Receivable	108,111	93,754	Taxes Payable	25,921	25,848
Other Assets	43,994	44,466	Dividends	11,892	12,067

	1,005,497	902,551	Other Current Liabilities	66,752	60,858

				318,618	279,211

Long-term Assets	347,005	346,640	Loans & Financing	147,112	154,096

Deferred Assets	7,414	8,018	Other Long-term Liabilities	140,163	124,520

Plant & Equipment			Minority Interest	182,506	175,692
Cost	2,202,893	2,164,748
Accumulated Depreciation	(1,525,974) (1,478,165)		Shareholders' Equity	1,248,436	1,210,273

	676,919	686,583

	2,036,835	1,943,792		2,036,835	1,943,792

CASH FLOW (BR GAAP)

	3Q07	YTD

Operating Activities
Net income	38,163	128,474
Adjustments to reconcile net income to net cash from
operating activities	-	-
Depreciation and amortization	49,670	150,385
Foreign exchange gains and indexation (principal)	(2,512)	(23,928)
Unrealized losses on cross-currency interest swaps	11,647	38,189
Deferred income taxes	(9,279)	(9,728)
Minority interest	6,814	22,815
Unrealized gains on temporary cash investments	(15,115)	(43,941)
Other	2,514	3,738
Changes in operating assets and liabilities	(51,561)	(148,973)

Cash provided by operating activities	30,341	117,031

Investing activities:

Cash proceeds from disposals of property and equipment	993	1,061
Additions to property and equipment	(39,862)	(74,641)
Additions to deferred assets	-	(473)

Cash used in investing activities	(38,869)	(74,053)

Financing activities
Dividends and interest on capital paid	(175)	(33,419)

Cash used in financing activities	(175)	(33,419)

	-	-
Increase (decrease) in cash and cash equivalents	(8,703)	9,559
Cash and cash equivalents, beginning of the period	39,630	21,368

Cash and cash equivalents, end of the period	30,927	30,927

www.telemigholding.com.br - 11/12

GLOSSARY OF KEY INDICATORS

I) Average Clients

a) Average clients – monthly

Sum of clients at the beginning and the end of the month

2

b) Average clients – quarterly and year-to-date

Sum of the average clients for each month of the period

Number of months in the period

II) Churn Rate (Annualized)

a) Churn % quarterly

Sum of deactivations / Sum of average monthly opening clients for the 3 months x 12

3

b) Churn % - year to date

YTD deactivations / Sum of average monthly opening clients since the beginning of the year x 12

Number of months in the period

III) MOU – Minutes of Use (Monthly)

Number of total billable minutes for the period / Average clients for the period

Number of months in the periods

IV) ARPU – Average Revenue per User

Net service revenues for the period (excluding roaming-in revenues)

Average clients for the period

V) Client Acquisition Cost

(Sum of Marketing salaries, Selling salaries, Consulting (Sales and Marketing),

Commissions, Handsets subsidies, Advertising and promotions,

FISTEL tax (activation tax), less Activation fee for the period)

Number of gross activations in the period

VI) Free Cash Flow

Free Cash Flow = (EBITDA – CAPEX – Taxes – Net Financial Expenses*

– Minority Interests – Working Capital Variation)

* Considers interest paid.

VII) Working Capital Variation

Working Capital Variation = (Δ Current Assets – Δ Cash & Cash Equivalents) –

(Δ Current Liabilities – Δ Short Term Loans and Financing -Δ Loan Interest -Δ Dividends)

VIII) Interest Coverage Ratio

Interest Coverage Ratio = EBITDA / Interest Paid

IX) Current Liquidity Ratio

Current Liquidity Ratio = Current Assets / Current Liabilities

X) EBITDA

EBITDA = Operational Revenues - Operational Costs - Operational Expenses* - Bad Debts

* Does not include profit sharing.

www.telemigholding.com.br - 12/12

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 08, 2007

TELEMIG CELULAR PARTICIPAÇÕES S.A.

By:	/s/ André Mastrobuono

Name:	André Mastrobuono
Title:	CEO, CFO and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.